UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

FLY LEASING LIMITED

(Name of Issuer)

American Depositary Shares,

each representing one Common Share, par value $0.001 per share

(Title of Class of Securities)

05614P 101

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 2 to Schedule 13G (“Amendment No. 2”) relates to American Depository Shares, each representing one Common Share, par value $0.001 per share (“Common Stock”) of Fly Leasing Limited, a Bermuda corporation (the “Issuer”), and amends and supplements the Schedule 13G previously filed by Onex Corporation and other reporting persons with the Securities and Exchange Commission (“SEC”) on January 9, 2013, as amended by Amendment No. 1 filed with the SEC on April 3, 2017 (the “Schedule 13G”).

This Amendment No. 2 amends the Schedule 13G as set forth below.

Item 2(b). Address of Principal Business Office or, if None, Residence:

Item 2(b) is hereby amended as follows:

The address for the principal business office of each of Onex US Principals LP, Onex American Holdings GP LLC and Onex American Holdings II LLC has changed from:

421 Leader Street

Marion, Ohio 43302

to

165 W Center Street, Suite 401,

Marion, OH 43302

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2018

ONEX CORPORATION

By:	/s/ David Copeland
	Name:	David Copeland
	Title:	Managing Director - Tax

ONEX PARTNERS III GP LP

By: Onex Partners GP Inc., its General Partner

By:	/s/ Joshua Hausman
	Name:	Joshua Hausman
	Title:	Vice President

ONEX PARTNERS GP INC.

By:	/s/ Joshua Hausman
	Name:	Joshua Hausman
	Title:	Vice President

ONEX US PRINCIPALS LP

By: Onex American Holdings GP LLC, its General Partner

By:	/s/ Joshua Hausman
	Name:	Joshua Hausman
	Title:	Director

ONEX AMERICAN HOLDINGS GP LLC

By:	/s/ Joshua Hausman
	Name:	Joshua Hausman
	Title:	Director

ONEX AMERICAN HOLDINGS II LLC

By:	/s/ Joshua Hausman
	Name:	Joshua Hausman
	Title:	Director

ONEX PARTNERS III PV LP

By: Onex Partners III GP LP, its General Partner
By: Onex Partners Manager LP, its Agent
By: Onex Partners Manager GP ULC, its General Partner

By:	/s/ Joshua Hausman
	Name:	Joshua Hausman
	Title:	Managing Director

ONEX PARTNERS III SELECT LP

By: Onex Partners III GP LP, its General Partner
By: Onex Partners Manager LP, its Agent
By: Onex Partners Manager GP ULC, its General Partner

By:	/s/ Joshua Hausman
	Name:	Joshua Hausman
	Title:	Managing Director

ONEX PARTNERS III LP

By: Onex Partners III GP LP, its General Partner
By: Onex Partners Manager LP, its Agent
By: Onex Partners Manager GP ULC, its General Partner

By:	/s/ Joshua Hausman
	Name:	Joshua Hausman
	Title:	Managing Director

NEW PCO II INVESTMENTS LTD.

By:	/s/ Michelle Iskander
	Name:	Michelle Iskander
	Title:	Secretary

/s/ Gerald W. Schwartz, by Andrea E. Daly
Gerald W. Schwartz, by Andrea E. Daly, attorney-in-fact pursuant to a power of attorney incorporated herein by reference from the Schedule 13G/A with respect to Fly Leasing Limited filed by Mr. Schwartz and other reporting persons on April 3, 2017

INDEX TO EXHIBITS

Exhibit

99.1.	Joint Filing Agreement, dated March 31, 2017, by and among Onex Corporation, Onex Partners III GP LP, Onex Partners GP Inc., Onex US Principals LP, Onex American Holdings GP LLC, Onex American Holdings II LLC, Onex Partners III PV LP, Onex Partners III Select LP, Onex Partners III LP, New PCo II Investments Ltd and Gerald W. Schwartz, incorporated by reference to Amendment No. 1 to Schedule 13G with respect to Fly Leasing Limited filed with the Securities and Exchange Commission on April 3, 2017.